SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As of March 31, 2015 and December 31, 2014

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2015	12/31/2014

Cash and cash equivalents		6,974,585	9,722,067
Investment securities	5	1,033,758	712,958
Derivative financial instruments	19	1,294,933	882,508
Trade receivables		2,897,700	3,028,854
Inventories	6	4,377,889	3,411,284
Taxes and social contribution recoverable		1,394,295	1,581,908
Other assets		1,267,857	1,388,842
Current assets		19,241,017	20,728,421

Investment securities	5	84,416	67,966
Derivative financial instruments	19	7,657	5,453
Taxes and social contribution recoverable		1,107,601	1,161,193
Deferred tax assets	7	2,791,228	1,392,500
Other assets		1,856,051	1,736,538
Employee benefits		12,822	12,822
Investments in associates		146,156	40,448
Property, plant and equipment	8	16,542,042	15,740,058
Intangible assets		4,337,894	3,754,860
Goodwill	9	28,974,301	27,502,944
Non-current assets		55,860,168	51,414,782

Total assets		75,101,185	72,143,203

Interim Consolidated Balance Sheets (continued)

As of March 31, 2015 and December 31, 2014

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	03/31/2015	12/31/2014

Trade payables		8,199,044	8,708,739
Derivative financial instruments	19	3,427,138	1,909,186
Interest-bearing loans and borrowings	10	994,518	988,056
Bank overdrafts		194,855	99,089
Wages and salaries		615,576	598,360
Dividends and interest on shareholder´s equity payable		498,622	2,435,350
Income tax and social contribution payable		1,198,233	640,413
Taxes and contributions payable		1,843,867	2,903,276
Other liabilities		4,654,893	3,403,080
Provisions	11	141,140	139,234
Current liabilities		21,767,886	21,824,783

Trade payables		67,423	73,927
Derivative financial instruments	19	24,079	29,854
Interest-bearing loans and borrowings	10	1,696,525	1,634,567
Deferred tax liabilities	7	1,896,973	1,737,631
Taxes and contributions payable		560,912	610,903
Others liabilities		462,441	286,683
Provisions	11	576,331	543,220
Employee benefits		1,936,231	1,756,966
Non-current liabilities		7,220,915	6,673,751

Total liabilities		28,988,801	28,498,534

Equity	12
Issued capital		57,614,140	57,582,349
Reserves		57,890,214	59,907,214
Carrying value adjustments		(73,054,029)	(75,267,969)
Retained earnings		1,867,697	-
Equity attributable to equity holders of Ambev		44,318,022	42,221,594
Non-controlling interests		1,794,362	1,423,075
Total Equity		46,112,384	43,644,669

Total equity and liabilities		75,101,185	72,143,203

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the three-month periods ended March 31, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2015	03/31/2014

Net sales	14	10,768,793	9,045,072
Cost of sales		(3,613,808)	(3,008,314)
Gross profit		7,154,985	6,036,758

Distribution expenses		(1,390,243)	(1,159,009)
Sales and marketing expenses		(1,308,590)	(1,156,424)
Administrative expenses		(521,515)	(443,428)
Other operating income (expenses), net	15	466,771	238,278
Income from operations before exceptional items		4,401,408	3,516,175

Restructuring		(7,795)	(6,567)
Income from operations		4,393,613	3,509,608

Finance cost	16	(771,945)	(576,388)
Finance income	16	290,250	207,567
Net finance results		(481,695)	(368,821)

Share of results of associates		2,409	7,870
Income before income tax		3,914,327	3,148,657

Income tax expense	17	(951,484)	(551,856)
Net income		2,962,843	2,596,801

Attributable to:
Equity holders of Ambev		2,810,663	2,546,639
Non-controlling interests		152,180	50,162

Basic earnings per share – common – R$		0.18	0.16
Diluted earnings per share– common – R$		0.18	0.16

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	03/31/2015	03/31/2014

Net income	2,962,843	2,596,801

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	847	(22,153)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge - cash abroad	(332,189)	177,113
Investment hedge - Dominican Republic	(659,128)	113,834
Gains/losses on translation of other foreign operations	3,108,007	(1,343,102)
Gains/losses on translation of foreign operations	2,116,690	(1,052,155)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	514,600	79,673
Removed from Equity (Hedge reserve) and included in profit or loss	(132,973)	(155,798)
Total cash flow hedge	381,627	(76,125)

Other comprehensive income	2,499,164	(1,150,433)

Total comprehensive income	5,462,007	1,446,368

Attributable to:
Equity holders of Ambev	5,024,603	1,470,917
Non-controlling interest	437,404	(24,549)

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
As of January 1, 2015	57,582,349	55,023,269	4,883,945	-	(75,267,969)	42,221,594	1,423,075	43,644,669

Net income	-	-	-	2,810,663	-	2,810,663	152,180	2,962,843

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,831,532	1,831,532	285,158	2,116,690
Cash flow hedges	-	-	-	-	381,741	381,741	(114)	381,627
Actuarial gain / (losses)	-	-	-	-	667	667	180	847
Total Comprehensive income	-	-	-	2,810,663	2,213,940	5,024,603	437,404	5,462,007
Capital increase	31,791	(22,685)	-	-	-	9,106	-	9,106
Dividends distributed	-	-	-	-	-	-	(66,117)	(66,117)
Interest on shareholder´s equity	-	-	(1,979,854)	(942,966)	-	(2,922,820)	-	(2,922,820)
Acquired shares and result on treasury shares	-	(60,355)	-	-	-	(60,355)	-	(60,355)
Share-based payment	-	45,894	-	-	-	45,894	-	45,894
As of March 31, 2015	57,614,140	54,986,123	2,904,091	1,867,697	(73,054,029)	44,318,022	1,794,362	46,112,384

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
As of January 1, 2014	57,000,790	55,362,431	5,857,853	-	(75,228,617)	42,992,457	1,232,238	44,224,695

Net income	-	-	-	2,546,639	-	2,546,639	50,162	2,596,801

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(976,962)	(976,962)	(75,193)	(1,052,155)
Cash flow hedges	-	-	-	-	(76,304)	(76,304)	179	(76,125)
Actuarial gain / (losses)	-	-	-	-	(22,456)	(22,456)	303	(22,153)
Total Comprehensive income	-	-	-	2,546,639	(1,075,722)	1,470,917	(24,549)	1,446,368
Prior year adjustment (i)	-	-	-	(24,094)	89,367	65,273	-	65,273
Capital increase	25,887	-	-	-	-	25,887	-	25,887
Amount paid ABI - Bucanero (Note 1(b))	-	-	-	-	(554,684)	(554,684)	2,859	(551,825)
Dividends distributed	-	-	(1,591,164)	(1,096,616)	-	(2,687,780)	(27,449)	(2,715,229)
Interest on shareholder´s equity distributed	-	-	(2,412,165)	-	-	(2,412,165)	-	(2,412,165)
Acquired shares and result on treasury shares	-	2,695	-	-	-	2,695	-	2,695
Share-based payment	-	19,868	-	-	-	19,868	-	19,868
As of March 31, 2014	57,026,677	55,384,994	1,854,524	1,425,929	(76,769,656)	38,922,468	1,183,099	40,105,567

(i) Prior to January 1, 2014, the Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the three-month periods ended March 31, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2015	03/31/2014

Net income	14	2,962,843	2,596,801
Depreciation, amortization and impairment		671,525	534,827
Impairment losses on receivables, inventories and other receivables		56,240	19,559
Additions in provisions and employee benefits		48,001	39,281
Net finance results	16	481,695	368,821
Loss on sale of property, plant and equipment and intangible assets		12,490	7,821
Equity-settled share-based payment expense	18	45,894	44,478
Income tax expense	17	951,484	551,856
Share of results of associates		(2,409)	(7,870)
Other non-cash items included in the profit		(149,411)	(167,606)
Cash flow from operating activities before changes in working capital and use of provisions		5,078,352	3,987,968

Decrease/(increase) in trade and other receivables		174,220	182,467
Decrease/(increase) in inventories		(744,872)	(335,243)
Increase/(decrease) in provisions, trade payables and other payables		(688,588)	(1,215,177)
Cash generated from operations		3,819,112	2,620,015

Interest paid and interest received		278,838	(69,704)
Dividends received		3,000	13,637
Income tax and social contribution paid		(868,756)	(985,918)
Cash flow from operating activities		3,232,194	1,578,030

Proceeds from sale of property, plant and equipment and intangible assets		6,723	39,555
Acquisition of property, plant and equipment and intangible assets		(719,457)	(875,827)
Acquisition of subsidiaries, net of cash acquired		(48,086)	20,230
Acquisition of other investments		(100,000)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(342,929)	(133,223)
Net proceeds/(acquisition) of other assets		41	4,892
Cash flow from investing activities		(1,203,708)	(944,373)

Capital increase	12	6,943	1,244
Goodwill in the subscription of shares		-	(1,631)
Repurchase for maintenance of treasury shares		(50,267)	(3,755)
Proceeds from borrowings		3,879,190	252,667
Repayment of borrowings		(4,843,081)	(558,765)
Cash net of finance costs other than interests		149,912	(307,870)
Payment of finance lease liabilities		(530)	(310)
Dividends paid		(4,961,812)	(3,916,081)
Cash flow from financing activities		(5,819,645)	(4,534,501)

Net increase/(decrease) in cash and cash equivalents		(3,791,159)	(3,900,844)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		9,622,978	11,538,241
Effect of exchange rate fluctuations		947,911	(341,710)
Cash and cash equivalents less bank overdrafts at end of year (i)		6,779,730	7,295,687

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Related parties
23.	Events after the reporting period

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”) and AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”), and the Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“Fundação Zerrener”).

The interim consolidated financial statements were approved by the Board of Directors on May 05, 2015.

(b) Major events in 2014:

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

On October 1, 2014, Londrina Bebidas Ltda. (“Londrina Beverages”) was merged with and into Ambev S.A in Extraordinary General Meeting (“EGM”) held on such date.

As a result, the Company received Londrina Beverages’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company is as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.	Londrina Bebidas Ltda
	01/01/2014	01/01/2014	01/01/2014	10/01/2014
Assets
Current assets	11,027,626	1,133,510	61,324	519,648
Non-current assets	47,220,178	4,906,087	2,700	737,698
Total assets	58,247,804	6,039,597	64,024	1,257,346

Liabilities
Current liabilities	10,258,087	3,059,124	24,737	304,087
Non-current liabilities	12,630,565	912,667	5,755	578,775
Total liabilities	22,888,652	3,971,791	30,492	882,862

Net assets	35,359,152	2,067,806	33,532	374,484

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc. (“Cerbuco”), who owns interest in Bucanero S.A. (“Bucanero”), leader company in the Cuban beer business.

The company accounted for its acquisition in Cerbuco as a common control transfer and reflected retrospectively the consolidation of the subsidiary at ABI’s carrying value. The difference between the amount paid and ABI’s net assets acquired is accounted in equity.

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive rights to import, sell, distribute and market Corona branded products and related brands, including but not limited to Corona Extra, Corona Light, Coronita, Pacifico e Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded intangible assets in the amount of R$150,899 in exchange for consideration transfered.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2014. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Exceptional items (Note 8);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of March 31, 2015 in relation to those presented in the financial statements for the year ended December 31, 2014.

(a)   Basis of preparation and measurement

The financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between acquisition cost and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards by the Company.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39 introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2015 were not listed above  because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.  These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local inquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

5. INVESTMENT SECURITIES

	03/31/2015	12/31/2014

Financial asset at fair value through profit or loss-held for trading	1,033,758	712,958
Current investments	1,033,758	712,958

Debt held-to-maturity	84,416	67,966
Non-current investments	84,416	67,966

Total	1,118,174	780,924

6. INVENTORIES

	03/31/2015	12/31/2014

Finished goods	1,615,565	1,109,555
Work in progress	309,778	243,320
Raw material	1,846,386	1,578,458
Consumables	57,758	45,177
Spare parts and other	400,164	356,821
Prepayments	229,209	147,277
Impairment losses	(80,971)	(69,324)
	4,377,889	3,411,284

Losses on inventories recognized in the income statement amounted to R$17,686 as of March 31, 2015 (R$44,824 in March 31, 2014).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, where the Company operates, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America - South	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry-forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2015			12/31/2014
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8,901	-	8,901	8,852	-	8,852
Trade receivables	51,514	-	51,514	39,603	-	39,603
Derivatives	38,998	(16,727)	22,271	48,165	(13,905)	34,260
Inventories	186,747	(23,184)	163,563	223,048	(4,974)	218,074
Loss carryforwards	960,276	-	960,276	522,385	-	522,385
Employee benefits	485,196	-	485,196	494,662	-	494,662
Property, plant and equipment	-	(736,150)	(736,150)	-	(674,874)	(674,874)
Intangible assets	5,600	(716,262)	(710,662)	5,111	(625,219)	(620,108)
Trade payables	1,106,570	(349,219)	757,351	220,276	(303,585)	(83,309)
Interest-bearing loans and borrowings	-	(571)	(571)	-	(499)	(499)
Provisions	282,639	(7,957)	274,682	238,937	(31,032)	207,905
Interest on capital	635,419	-	635,419	506,191	-	506,191
Profits generated in specific arrangements for overseas subsidiary	-	(141,502)	(141,502)	-	(198,183)	(198,183)
Tax on overseas companies	-	(804,065)	(804,065)	-	(680,307)	(680,307)
Other items	-	(71,968)	(71,968)	-	(119,783)	(119,783)
Gross deferred tax assets / (liabilities)	3,761,860	(2,867,605)	894,255	2,307,230	(2,652,361)	(345,131)
Netting by taxable entity	(970,632)	970,632	-	(914,730)	914,730	-
Net deferred tax assets / (liabilities)	2,791,228	(1,896,973)	894,255	1,392,500	(1,737,631)	(345,131)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Deferred income tax and social contributions based on tax losses and negative bases of social contribution and temporary deductible differences in Brazil, are not subject to expiration date.

As of March 31, 2015 the net deferred taxes assets/liabilities related to combined tax losses have the following expected utilization/settlement:

Deferred taxes not related to tax losses	03/31/2015	12/31/2014

to be recovered within 12 months	1,208,327	3,897,370
to be recovered beyond 12 months	(1,274,348)	(4,764,886)
	(66,021)	(867,516)

Deferred tax related to tax losses	03/31/2015	12/31/2014

2015	79,645	32,086
2016	92,986	24,899
2017	24,902	8,713
Beyond 2018 (i)	762,743	456,687
	960,276	522,385

Total	894,255	(345,131)

(i) There is no expected realization that exceeds the period of 10 years.

The net change in deferred income tax and social contribution is detailed as follows:

As of December 31, 2014	(345,131)
Recognized in other comprehensive income	1,259,378
Investment hedge - cash abroad	925,523
Recognized in Equity (Hedge reserve)	447,680
Gains/losses on translation of other foreign operations	(113,825)
Recognized in income statement	(28,029)
Changes directly in balance sheet	8,037
Anticipation federal amnesty	8,033
Others recognized in the investment group	4
As of March 31, 2015	894,255

As of March 31, 2015, deferred tax assets in the amount of R$893,313 (R$425,680 as of December 31, 2014) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is five years on average and the tax losses carried forward in relation to them are equivalent to R$3,830,387 in March 31, 2015 (R$2,119,277 in December 31, 2014).

8. PROPERTY, PLANT AND EQUIPMENT

	03/31/2015					12/31/2014
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	6,520,939	18,713,861	3,314,025	1,828,910	30,377,735	27,167,702
Effect of movements in foreign exchange	296,910	884,053	187,383	65,688	1,434,034	286,472
Acquisitions through business combinations	740	-	1,248	-	1,988	-
Acquisitions	560	180,056	18,142	527,248	726,006	4,143,717
Disposals	(1,218)	(131,423)	(11,955)	(100)	(144,696)	(920,499)
Transfer to other asset categories	96,381	190,709	194,905	(532,494)	(50,499)	5,295
Others	-	-	-	-	-	(304,952)
Balance at end	6,914,312	19,837,256	3,703,748	1,889,252	32,344,568	30,377,735

Depreciation and Impairment
Balance at end of previous year	(1,898,387)	(10,649,409)	(2,089,881)	-	(14,637,677)	(13,162,141)
Effect of movements in foreign exchange	(63,461)	(500,234)	(112,213)	-	(675,908)	(170,565)
Depreciation	(51,335)	(430,597)	(118,517)	-	(600,449)	(2,113,134)
Impairment losses	(368)	(21,579)	-	-	(21,947)	(101,833)
Disposals	1,135	113,983	10,370	-	125,488	803,002
Transfer to other asset categories	(262)	66,227	(61,427)	-	4,538	(61,603)
Others	-	3,429	-	-	3,429	168,597
Balance at end	(2,012,678)	(11,418,180)	(2,371,668)	-	(15,802,526)	(14,637,677)
Carrying amount:
December 31, 2014	4,622,552	8,064,452	1,224,144	1,828,910	15,740,058	15,740,058
March 31, 2015	4,901,634	8,419,076	1,332,080	1,889,252	16,542,042

Leases, capitalized interests and fixed assets pledged as collateral are not material.

9. GOODWILL

	03/31/2015	12/31/2014

Balance at end of previous year	27,502,944	27,023,743

Effect of movements in foreign exchange	1,471,357	486,373
Others	-	(7,172)
Balance at the end of year	28,974,301	27,502,944

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional Currency	03/31/2015	12/31/2014
LAN:
Brazil	BRL	17,364,875	17,364,875
Goodwill	BRL	102,607,508	102,607,508
Non-controlling transactions	BRL	(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,172,498	2,650,548
Cuba (i)	USD	3,577	2,962

LAS:
Argentina	ARS	916,198	782,347
Bolivia	BOB	1,134,930	940,684
Ecuador	USD	5,082	4,340
Chile	CLP	44,734	38,236
Paraguay	PYG	891,617	763,096
Peru	PEN	57,643	49,625
Uruguay	UYU	185,057	161,651

NA:
Canada Operational	CAD	5,198,090	4,744,580
		28,974,301	27,502,944

(i) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Impairment testing

Goodwill allocated to each cash-generating unit (CGU) must be tested for impairment to check the need for reduction to its recoverable amount. The test consists of comparing the CGU carrying amount (including the goodwill) with its recoverable amount and must be made at least annually or whenever that there is an indication of impairment.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2015	12/31/2014

Secured bank loans	315,947	261,628
Unsecured bank loans	632,076	670,942
Other unsecured loans	44,606	53,432
Financial leasing	1,889	2,054
Current liabilities	994,518	988,056

Secured bank loans	645,360	456,109
Unsecured bank loans	587,615	731,147
Bond issues	280,528	281,572
Other unsecured loans	158,893	145,755
Financial leasing	24,129	19,984
Non-current liabilities	1,696,525	1,634,567

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 19.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates.

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants.

As of March 31, 2015 and December 31, 2014, the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2014	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of March 31, 2015

Restructuring	6,977	667	-	(917)	6,727

Contingencies
Civil	23,676	1,206	4,091	(615)	28,358
Taxes on sales	177,772	54	12,142	(8,761)	181,207
Income tax	180,024	5,298	8,511	(8,313)	185,520
Labor	164,251	2,351	41,085	(41,546)	166,141
Others	129,754	15,200	10,674	(6,110)	149,518
Total contingencies	675,477	24,109	76,503	(65,345)	710,744

Total provisions	682,454	24,776	76,503	(66,262)	717,471

(b) Expectation of disbursement

	Balance as of March 31, 2015	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	6,727	6,053	674	-	-

Contingencies
Civil	28,358	4,390	20,776	2,796	396
Taxes on sales	181,207	42,083	99,804	4,596	34,724
Income tax	185,520	29,537	26,754	129,229	-
Labor	166,141	36,868	63,489	52,767	13,017
Others	149,518	22,209	75,634	41,259	10,416
Total contingencies	710,744	135,087	286,457	230,647	58,553

Total provisions	717,471	141,140	287,131	230,647	58,553

The expected settlement of provisions was based on management’s best estimate at the interim consolidated financial statements date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible likelihood of loss are disclosed in Note 21.

12. CHANGES IN EQUITY

(a) Capital stock

	03/31/2015		03/31/2014
	Thousands of commom shares	Thousands of Real	Thousands of commom shares	Thousands of Real
Beginning balance	15,712,619	57,582,349	15,664,280	57,000,790
Changes during the year	4,996	31,791	1,890	25,887
	15,717,615	57,614,140	15,666,170	57,026,677

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

As of January 1, 2015	(172,761)	53,662,811	700,898	832,321	55,023,269
Capital increase	(13,757)	-	-	(8,928)	(22,685)
Acquiree shares and result on treasury shares	(60,355)	-	-	-	(60,355)
Share-based payments	-	-	-	45,894	45,894
As of March 31, 2015	(246,873)	53,662,811	700,898	869,287	54,986,123

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

As of January 1, 2014	(28,800)	53,663,683	1,012,723	714,825	55,362,431
Share-based payments	-	-	-	19,868	19,868
Acquiree shares and result on treasury shares	2,695	-	-	-	2,695
As of March 31, 2014	(26,105)	53,663,683	1,012,723	734,693	55,384,994

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

The changes in treasury shares are as follows:

	Acquisitions/disposals		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Real	Thousands of shares	Thousands of Brazilian Real
Beginning balance	417	(6,714)	(166,047)	(172,761)
Changes during the year	3,531	(65,391)	(8,721)	(74,112)
At the end of the year	3,948	(72,105)	(174,768)	(246,873)

(b.2) Share premium

The share premium refers to the difference between subscription prices that the shareholders paid for such shares and its nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management acquires shares of the Company.

The share-based payment reserve recorded a charge of R$45,894 at March 31, 2015 (R$44,207 at March 31, 2014) (Note 18).

(c) Net income reserve

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and proposed dividends	Total

As of January 1, 2015	498,485	4,456	2,872,633	1,508,371	4,883,945
Interest on shareholder´s equity	(471,483)	-	-	(1,508,371)	(1,979,854)
As of March 31, 2015	27,002	4,456	2,872,633	-	2,904,091

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and proposed dividends	Total

As of January 1, 2014	940,132	4,456	1,849,893	3,063,372	5,857,853
Dividends distributed	(939,957)	-	-	(651,207)	(1,591,164)
Interest on shareholder´s equity distributed	-	-	-	(2,412,165)	(2,412,165)
As of March 31, 2014	175	4,456	1,849,893	-	1,854,524

(c.1) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the projected business growth.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during 2015:

Event	Approval	Type	Date payment	Year	Type of share	Amount per share	Total amount (R$ thousand)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2014	ON	0,0300	471,483	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2015	ON	0,0600	942,966
Board of Directors Meeting	12/31/2014	Interest on shareholder´s equity	01/30/2015	2014	ON	0,0960	1,508,371
							2,922,820

Events during 2014:

Event	Approval	Type	Date payment	Year	Type of share	Amount per share	Total amount (R$ thousand)
Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	2013	ON	0,1540	2,412,165
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	2013	ON	0,1000	1,566,341
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	-	ON	0,0600	939,957	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	2014	ON	0,0700	1,096,616
							6,015,079

(i) These dividends refer to the total amount approved for distribution in the period and were deducted of Investments Reserve.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and interest on shareholder’s equity proposed are designed to segregate the dividends and interest on shareholder’s equity to be distributed during the following fiscal year.

(d)   Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary acquisition	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
As of January 1, 2015	453,357	265,957	(1,109,129)	(2,057,281)	2,110,064	156,091	(75,087,028)	(75,267,969)

Comprehensive income:
Gains/(losses) on translation of foreign operations	1,832,726	-	-	-	-	-	(1,194)	1,831,532
Cash flow hedges - gains / (losses)	-	381,741	-	-	-	-	-	381,741
Actuarial gain / (losses)	-	-	667	-	-	-	-	667
Total Comprehensive income	1,832,726	381,741	667	-	-	-	(1,194)	2,213,940
As of March 31, 2015	2,286,083	647,698	(1,108,462)	(2,057,281)	2,110,064	156,091	(75,088,222)	(73,054,029)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary acquisition	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
As of January 1, 2014	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,498,640)	(75,228,617)

Comprehensive income:
Gains/(losses) on translation of foreign operations	(969,787)	-	-	-	-	-	(7,175)	(976,962)
Cash flow hedges - gains / (losses)	-	(76,304)	-	-	-	-	-	(76,304)
Actuarial gain / (losses)	-	-	(22,456)	-	-	-	-	(22,456)
Total Comprehensive income	(969,787)	(76,304)	(22,456)	-	-	-	(7,175)	(1,075,722)
Prior year adjustment (i)	29,737	-	59,630	-	-	-	-	89,367
Amount paid ABI - Bucanero (Note 1(b))	-	-	-	-	-	-	(554,684)	(554,684)
As of March 31, 2014	(1,012,316)	55,992	(965,948)	(2,057,281)	2,114,305	156,091	(75,060,499)	(76,769,656)

(i) Prior to January 1, 2014, the Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges, in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option granted on subsidiary acquisition

As part of the CND acquisition agreement, a sell option (“put”) was issued by the Company and a purchase option(“call”) was issued by E. León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” in 2019. On March 31, 2015 the put option held by ELJ is valued at R$4,062,469 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as Note 19.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed between totally independent people to each other, presented valid economic grounds and reflect normal market conditions, the applicable accounting standards understand that transactions how made within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

13. SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$), except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments – periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Volume	31,280	30,979	10,068	10,210	1,833	1,795	43,181	42,984

Net sales	7,145,143	6,308,495	2,629,206	1,874,079	994,444	862,498	10,768,793	9,045,072
Cost of sales	(2,359,424)	(2,087,143)	(949,474)	(658,039)	(304,910)	(263,132)	(3,613,808)	(3,008,314)
Gross profit	4,785,719	4,221,352	1,679,732	1,216,040	689,534	599,366	7,154,985	6,036,758
Distribution expenses	(921,650)	(785,067)	(236,764)	(179,284)	(231,829)	(194,658)	(1,390,243)	(1,159,009)
Sales and marketing expenses	(850,046)	(772,260)	(274,030)	(204,849)	(184,514)	(179,315)	(1,308,590)	(1,156,424)
Administrative expenses	(369,784)	(329,534)	(90,847)	(66,143)	(60,884)	(47,751)	(521,515)	(443,428)
Other operating income (expenses), net	480,418	253,746	(15,392)	(13,920)	1,745	(1,548)	466,771	238,278
Normalized income from operations (normalized EBIT)	3,124,657	2,588,237	1,062,699	751,844	214,052	176,094	4,401,408	3,516,175
Exceptional items	(2,734)	-	(5,061)	(315)	-	(6,252)	(7,795)	(6,567)
Income from operations (EBIT)	3,121,923	2,588,237	1,057,638	751,529	214,052	169,842	4,393,613	3,509,608
Net finance results	(459,546)	(196,709)	(119,661)	(181,777)	97,512	9,665	(481,695)	(368,821)
Share of result of associates	2,109	2,651	-	-	300	5,219	2,409	7,870
Income before income tax	2,664,486	2,394,179	937,977	569,752	311,864	184,726	3,914,327	3,148,657
Income tax expense	(544,682)	(289,064)	(325,081)	(216,056)	(81,721)	(46,736)	(951,484)	(551,856)
Net income	2,119,804	2,105,115	612,896	353,696	230,143	137,990	2,962,843	2,596,801

Normalized EBITDA	3,626,970	2,992,568	1,192,636	847,747	253,334	210,687	5,072,940	4,051,002
Exceptional items	(2,734)	-	(5,061)	(315)	-	(6,252)	(7,795)	(6,567)
Depreciation, amortization and impairment (excluding exceptional items)	(502,313)	(404,331)	(129,937)	(95,903)	(39,282)	(34,593)	(671,532)	(534,827)
Net finance results	(459,546)	(196,709)	(119,661)	(181,777)	97,512	9,665	(481,695)	(368,821)
Share of results of associates	2,109	2,651	-	-	300	5,219	2,409	7,870
Income tax expense	(544,682)	(289,064)	(325,081)	(216,056)	(81,721)	(46,736)	(951,484)	(551,856)
Net income	2,119,804	2,105,115	612,896	353,696	230,143	137,990	2,962,843	2,596,801

Normalized EBITDA margin in %	50.8%	47.4%	45.4%	45.2%	25.5%	24.4%	47.1%	44.8%

Acquisition of property, plant and equipment	488,693	559,766	207,055	161,578	36,149	22,478	731,897	743,822
Additions to / (reversals of) provisions	49,882	48,555	7,009	4,247	-	-	56,891	52,802
Full time employee	38,145	38,762	10,395	10,593	2,848	2,836	51,388	52,192

	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Segment assets	43,687,518	42,504,501	11,075,358	9,323,042	7,899,355	7,024,650	62,662,231	58,852,193
Intersegment elimination							(1,887,896)	(1,618,092)
Non-segmented assets							14,326,850	14,909,102
Total assets							75,101,185	72,143,203

Segment liabilities	14,580,378	16,564,786	3,998,394	3,836,631	2,855,464	2,665,900	21,434,236	23,067,317
Intersegment elimination							(1,887,896)	(1,618,092)
Non-segmented liabilities							55,554,845	50,693,978
Total liabilities							75,101,185	72,143,203

(i) Latin America – North: includes operations in Brazil and CAC (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

 (b) Additional information – by Business unit – periods ended in:

	Latin America - north
	Beer		Soft drink		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Volume	23,626	23,249	7,654	7,730	31,280	30,979

Net sales	6,079,636	5,329,630	1,065,507	978,865	7,145,143	6,308,495
Cost of sales	(1,854,073)	(1,599,535)	(505,351)	(487,608)	(2,359,424)	(2,087,143)
Gross profit	4,225,563	3,730,095	560,156	491,257	4,785,719	4,221,352
Distribution expenses	(752,856)	(629,918)	(168,794)	(155,149)	(921,650)	(785,067)
Sales and marketing expenses	(740,172)	(696,462)	(109,874)	(75,798)	(850,046)	(772,260)
Administrative expenses	(337,963)	(302,564)	(31,821)	(26,970)	(369,784)	(329,534)
Other operating income (expenses), net	427,693	222,826	52,725	30,920	480,418	253,746
Normalized income from operations (normalized EBIT)	2,822,265	2,323,977	302,392	264,260	3,124,657	2,588,237
Exceptional items	(2,583)	-	(151)	-	(2,734)	-
Income from operations (EBIT)	2,819,682	2,323,977	302,241	264,260	3,121,923	2,588,237
Net finance results	(459,546)	(196,709)	-	-	(459,546)	(196,709)
Share of result of associates	2,109	2,651	-	-	2,109	2,651
Income before income tax	2,362,245	2,129,919	302,241	264,260	2,664,486	2,394,179
Income tax expense	(544,682)	(289,027)	-	(37)	(544,682)	(289,064)
Net income	1,817,563	1,840,892	302,241	264,223	2,119,804	2,105,115

Normalized EBITDA	3,230,127	2,648,077	396,843	344,491	3,626,970	2,992,568
Exceptional items	(2,583)	-	(151)	-	(2,734)	-
Depreciation, amortization and impairment (excluding exceptional items)	(407,862)	(324,100)	(94,451)	(80,231)	(502,313)	(404,331)
Net finance results	(459,546)	(196,709)	-	-	(459,546)	(196,709)
Share of results of associates	2,109	2,651	-	-	2,109	2,651
Income tax expense	(544,682)	(289,027)	-	(37)	(544,682)	(289,064)
Net income	1,817,563	1,840,892	302,241	264,223	2,119,804	2,105,115

Normalized EBITDA margin in %	53.1%	49.7%	37.2%	35.2%	50.8%	47.4%

	Brazil
	Beer		Soft drink		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Volume	22,080	21,984	7,215	7,376	29,295	29,360

Net sales	5,567,592	4,993,607	950,766	895,271	6,518,358	5,888,878
Cost of sales	(1,657,151)	(1,457,354)	(415,824)	(423,765)	(2,072,975)	(1,881,119)
Gross profit	3,910,441	3,536,253	534,942	471,506	4,445,383	4,007,759
Distribution expenses	(702,248)	(589,115)	(152,761)	(143,960)	(855,009)	(733,075)
Sales and marketing expenses	(672,885)	(637,374)	(92,697)	(60,325)	(765,582)	(697,699)
Administrative expenses	(316,082)	(284,280)	(23,035)	(20,298)	(339,117)	(304,578)
Other operating income (expenses), net	425,854	223,361	50,953	30,901	476,807	254,262
Normalized income from operations (normalized EBIT)	2,645,080	2,248,845	317,402	277,824	2,962,482	2,526,669
Exceptional items	(2,583)	-	(151)	-	(2,734)	-
Income from operations (EBIT)	2,642,497	2,248,845	317,251	277,824	2,959,748	2,526,669
Net finance results	(607,591)	(204,634)	-	-	(607,591)	(204,634)
Share of result of associates	2,109	2,651	-	-	2,109	2,651
Income before income tax	2,037,015	2,046,862	317,251	277,824	2,354,266	2,324,686
Income tax expense	(481,228)	(272,714)	-	-	(481,228)	(272,714)
Net income	1,555,787	1,774,148	317,251	277,824	1,873,038	2,051,972

Normalized EBITDA	3,012,288	2,540,014	396,427	347,085	3,408,715	2,887,099
Exceptional items	(2,583)	-	(151)	-	(2,734)	-
Depreciation, amortization and impairment (excluding exceptional items)	(367,208)	(291,169)	(79,025)	(69,261)	(446,233)	(360,430)
Net finance results	(607,591)	(204,634)	-	-	(607,591)	(204,634)
Share of results of associates	2,109	2,651	-	-	2,109	2,651
Income tax expense	(481,228)	(272,714)	-	-	(481,228)	(272,714)
Net income	1,555,787	1,774,148	317,251	277,824	1,873,038	2,051,972

Normalized EBITDA margin in %	54.1%	50.9%	41.7%	38.8%	52.3%	49.0%

	CAC
	Beer		Soft drink		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Volume	1,546	1,264	439	354	1,985	1,619

Net sales	512,044	336,023	114,741	83,594	626,785	419,617
Cost of sales	(196,922)	(142,181)	(89,527)	(63,843)	(286,449)	(206,024)
Gross profit	315,122	193,842	25,214	19,751	340,336	213,593
Distribution expenses	(50,608)	(40,803)	(16,033)	(11,189)	(66,641)	(51,992)
Sales and marketing expenses	(67,287)	(59,088)	(17,177)	(15,473)	(84,464)	(74,561)
Administrative expenses	(21,881)	(18,284)	(8,786)	(6,672)	(30,667)	(24,956)
Other operating income (expenses), net	1,839	(535)	1,772	19	3,611	(516)
Normalized income from operations (normalized EBIT)	177,185	75,132	(15,010)	(13,564)	162,175	61,568
Exceptional items	-	-	-	-	-	-
Income from operations (EBIT)	177,185	75,132	(15,010)	(13,564)	162,175	61,568
Net finance results	148,045	7,925	-	-	148,045	7,925
Income before income tax	325,230	83,057	(15,010)	(13,564)	310,220	69,493
Income tax expense	(63,454)	(16,313)	-	(37)	(63,454)	(16,350)
Net income	261,776	66,744	(15,010)	(13,601)	246,766	53,143

Normalized EBITDA	217,839	108,063	416	(2,594)	218,255	105,469
Exceptional items	-	-	-	-	-	-
Depreciation, amortization and impairment (excluding exceptional items)	(40,654)	(32,931)	(15,426)	(10,970)	(56,080)	(43,901)
Net finance results	148,045	7,925	-	-	148,045	7,925
Share of results of associates	-	-	-	-	-	-
Income tax expense	(63,454)	(16,313)	-	(37)	(63,454)	(16,350)
Net income	261,776	66,744	(15,010)	(13,601)	246,766	53,143

Normalized EBITDA margin in %	42.5%	32.2%	0.4%	-3.1%	34.8%	25.1%

	Latin America - south
	Beer		Soft drink		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Volume	6,292	6,161	3,776	4,049	10,068	10,210

Net sales	2,047,532	1,412,765	581,674	461,314	2,629,206	1,874,079
Cost of sales	(612,651)	(414,146)	(336,823)	(243,893)	(949,474)	(658,039)
Gross profit	1,434,881	998,619	244,851	217,421	1,679,732	1,216,040
Distribution expenses	(143,555)	(109,051)	(93,209)	(70,233)	(236,764)	(179,284)
Sales and marketing expenses	(207,939)	(153,666)	(66,091)	(51,183)	(274,030)	(204,849)
Administrative expenses	(67,880)	(49,790)	(22,966)	(16,353)	(90,847)	(66,143)
Other operating income (expenses), net	(15,375)	(10,313)	(17)	(3,607)	(15,392)	(13,920)
Normalized income from operations (normalized EBIT)	1,000,132	675,799	62,567	76,045	1,062,699	751,844
Exceptional items	(4,968)	(315)	(93)	-	(5,061)	(315)
Income from operations (EBIT)	995,164	675,484	62,474	76,045	1,057,638	751,529
Net finance results	(107,173)	(179,889)	(12,488)	(1,888)	(119,661)	(181,777)
Income before income tax	887,991	495,595	49,986	74,157	937,977	569,752
Income tax expense	(325,081)	(195,692)	-	(20,364)	(325,081)	(216,056)
Net income	562,910	299,903	49,986	53,793	612,896	353,696

Normalized EBITDA	1,110,965	753,532	81,671	94,215	1,192,636	847,747
Exceptional items	(4,968)	(315)	(93)	-	(5,061)	(315)
Depreciation, amortization and impairment (excluding exceptional items)	(110,833)	(77,733)	(19,104)	(18,170)	(129,937)	(95,903)
Net finance results	(107,173)	(179,889)	(12,488)	(1,888)	(119,661)	(181,777)
Income tax expense	(325,081)	(195,692)	-	(20,364)	(325,081)	(216,056)
Net income	562,910	299,903	49,986	53,793	612,896	353,696

Normalized EBITDA margin in %	54,3%	53,3%	14,0%	20,4%	45,4%	45,2%

	Canada
	03/31/2015		12/31/2014
	Beer	Total	Beer	Total

Volume	1,833	1,833	1,795	1,795

Net sales	994,444	994,444	862,498	862,498
Cost of sales	(304,910)	(304,910)	(263,132)	(263,132)
Gross profit	689,534	689,534	599,366	599,366
Distribution expenses	(231,829)	(231,829)	(194,658)	(194,658)
Sales and marketing expenses	(184,514)	(184,514)	(179,315)	(179,315)
Administrative expenses	(60,884)	(60,884)	(47,751)	(47,751)
Other operating income (expenses), net	1,745	1,745	(1,548)	(1,548)
Normalized income from operations (normalized EBIT)	214,052	214,052	176,094	176,094
Exceptional items	-	-	(6,252)	(6,252)
Income from operations (EBIT)	214,052	214,052	169,842	169,842
Net finance results	97,512	97,512	9,665	9,665
Share of result of associates	300	300	5,219	5,219
Income before income tax	311,864	311,864	184,726	184,726
Income tax expense	(81,721)	(81,721)	(46,736)	(46,736)
Net income	230,143	230,143	137,990	137,990

Normalized EBITDA	253,334	253,334	210,687	210,687
Exceptional items	-	-	(6,252)	(6,252)
Depreciation, amortization and impairment (excluding exceptional items)	(39,282)	(39,282)	(34,593)	(34,593)
Net finance results	97,512	97,512	9,665	9,665
Share of results of associates	300	300	5,219	5,219
Income tax expense	(81,721)	(81,721)	(46,736)	(46,736)
Net income	230,143	230,143	137,990	137,990

Normalized EBITDA margin in %	25.5%	25.5%	24.4%	24.4%

14. NET SALES

The reconciliation between gross sales and net sales is as follows:

	03/31/2015	03/31/2014

Gross sales	22,361,478	19,290,908
Deductions from gross revenue	(11,592,685)	(10,245,836)
	10,768,793	9,045,072

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are considered as expense when separately identifiable.

15. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2015	03/31/2014

Government grants/NPV of long term fiscal incentives	467,719	292,367
(Additions to )/reversal of provisions	(8,574)	(5,934)
Net gain on disposal of property, plant and equipment and intangible assets	(12,489)	(7,821)
Other operating income (expenses), net	20,115	(40,334)
	466,771	238,278

The increase in government grants is due to higher capital expenditures in recent years to increase the current manufacturing capacity and construction of new plants, allowing the Company to receive more tax incentives.

16. FINANCE COST EXPENSE AND INCOME

(a)     Finance cost

	03/31/2015	03/31/2014

Interest expense	(220,031)	(157,850)
Capitalized borrowings	12,453	20,010
Net interest on pension plans	(22,747)	(12,961)
Losses on hedging instruments that are not part of a hedge accounting	(285,001)	(251,041)
Hedge ineffectiveness losses	(16,438)	(11,806)
Interest on tax contingencies	(27,320)	(25,469)
Exchange variation	(148,360)	(91,686)
Tax on financial transactions	(28,690)	(18,432)
Bank guarantee expenses	(19,744)	(16,080)
Other financial costs, including bank fees	(16,067)	(11,073)
	(771,945)	(576,388)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 19).

The interest expense are as follows:

	03/31/2015	03/31/2014

Financial liabilities measured at amortized cost	(98,042)	(74,403)
Liabilities at fair value through profit or loss	(113,562)	(76,269)
Fair value hedge - hedged items	(6,081)	(7,132)
Fair value hedge - hedging instruments	(2,346)	(46)
	(220,031)	(157,850)

(b)     Finance income

	03/31/2015	03/31/2014

Interest income	173,477	106,104
Net gains on hedging instruments that are not part of a hedge accounting relationship	81,751	89,151
Gains on no derivative instrument at fair value through profit or loss	28,956	9,194
Others	6,066	3,118
	290,250	207,567

Interest income arises from the following financial assets:

Interest income	03/31/2015	03/31/2014

Cash and cash equivalents	151,195	88,679
Investment securities held for trading	22,282	17,425
	173,477	106,104

17. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are demonstrated as follows:

	03/31/2015	03/31/2014

Income tax expense - current	(923,455)	(955,095)

Deferred tax (expense)/income on temporary differences	(465,920)	69,717
Deferred tax on taxes losses	437,891	333,522
Total deferred tax (expense)/income	(28,029)	403,239

Total income tax expenses	(951,484)	(551,856)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2015	03/31/2014

Profit before tax	3,914,327	3,148,657
Adjustment on taxable basis
Non-taxable income	(478,212)	5,713
Government grants related to sales taxes	(299,060)	(215,610)
Share of results of associates	(2,409)	(7,870)
Expenses not deductible for tax purposes	69,499	48,954
	3,204,145	2,979,844
Aggregated weighted nominal tax rate	32.71%	32.83%
Taxes payable – nominal rate	(1,048,194)	(978,322)
Adjustment on tax expense
Regional incentives - income taxes	38,941	6,322
Deductible interest on shareholders’ equity	487,568	340,000
Tax savings from goodwill amortization on tax books	35,600	51,464
Withholding tax and other income	(152,118)	(21,582)
Others with reduced taxation	(313,281)	50,262
Income tax and social contribution expense	(951,484)	(551,856)
Effective tax rate	24.31%	17.53%

The main events occurred in the period that impacted the effective tax rate were: (a) the increased benefit related to the recognition of interest on shareholder’s equity; (b) the increased benefit related to sales tax incentives; (c) reduction of income in companies with average tax rate lower than 34%, which were partially offset by the reduction of withholding tax on dividends and other incomes.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

On May 13, 2014, it was published Law No. 12,973, which is the result of conversion into law of Provisional Measure nº 627 that was published on November 11, 2013. The mentioned Law repeals the Transition Tax Regime (RTT) and brought other measures: (i) changes in the Decree-Law nº 1.598/77 that establishes rules for the fiscal regulations related to corporate income tax and social contribution; (ii) establishes that the adoption or modification of accounting standards and accounting methods, by administrative acts issued based on further commercial laws, shall not have any implication over the calculation of the corporate income tax until a tax law that regulates the matter; (iii) introduction of specific treatment for the potential taxation of profits and dividends; (iv) adaptation of the criteria for the calculation of interest on shareholder’s equity; and (v) new considerations about the recognition of investments by the equity method. The policy has a mandatory adoption beginning on January 1, 2015, and also has an option of early adoption for the year 2014.

The Company performed a diagnostic of possible impacts by the application of the dispositions brought from the new law and concluded that the early adoption, or not, has not presented material effects on the financial statement of the company. The management, based on the dispositions of the new Law and based on the Regulatory Instructions related, decided by the adoption in advance within the deadline set by the tax legislation, in order to eliminate potential tax effects, especially related to dividends and shareholder’s equity, both already paid, and also related to results by the equity method.

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to a vesting period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers’ mobility, some options granted were modified, where the dividend protection features of such options were canceled in exchange for issuing 25 thousand options in March 31, 2015 (230 thousand options in December 31, 2014), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the March 31, 2015 and December 31, 2014 grants are as follows:

In R$, except when otherwise indicated	03/31/2015 (i)		12/31/2014 (i)

Fair value of options granted	5.36		5.20
Share price	18.20		15.93
Exercise price	18.20		15.93
Expected volatility	27.8%		32.5%
Vesting (year)	5		5
Expected dividends	5%		5%
Risk-free interest rate	12.8%	(ii)	2.2% to 12.4%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	03/31/2015	12/31/2014

Options outstanding on January 1	126,149	147,718
Options issued during the period	25	17,045
Options exercised during the period	(5,147)	(34,760)
Options forfeited during the period	(97)	(3,854)
Options outstanding at ended period	120,930	126,149

The range of exercise prices of the outstanding options is between R$0.75 (R$1.06 as of December 31, 2014) and R$23.39 (R$19.14 as of December 31, 2014) and the weighted average remaining contractual life is approximately 6.62 years (6.87 years as of December 31, 2014).

Of the 120,930 thousand outstanding options (126,149 thousand as of December 31, 2014), 48,896 thousand options are vested as of March 31, 2015 (35,918 thousand as of December 31, 2014).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2015	12/31/2014

Options outstanding on January 1	10.07	6.30
Options issued during the period	22.37	16.02
Options forfeited during the period	17.28	11.28
Options exercised during the period	6.27	3.84
Options outstanding at ended period	10.50	10.07
Options exercisable at ended period	3.88	2.96

For the options exercised during the period of 2015, the weighted average market price on the exercise date was R$18.01.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 1,862 thousand (5,198 in December 31, 2014) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$35,413 (R$88,090 in December 31, 2014), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2015	12/31/2014

Deferred shares outstanding on January 1	17,490	15,588
New deferred shares during the period	1,862	5,198
Deferred shares granted during the period	-	(2,312)
Deferred shares forfeited during the period	(44)	(984)
Deferred shares outstanding at ended period	19,308	17,490

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based programs above mentioned generated an expense of R$50,693 in the period ended March 31, 2015 (R$46,587 for the period ended March 31, 2014), recorded as administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. As of March 31, 2015, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protecting the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative financial instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of AmBev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Net investment hedge – cash abroad: Refers to exposures arising from cash held in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets equivalent to the cash position of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the Company, following the result of the hedged item.

Net investment hedge - Dominican Republic: As detailed in Note 12 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

The types of hedges are defined as follows: cash flow hedge - CFH, net investment hedge - NIH and economic hedges - ECO.

					Fair Value		Gain / (Losses)
Exposure	Risk	Notional	Instrument type	Hedge type	Asset	Liability	Financial results	Operational results	Equity

Cost	(10,454,665)	10,454,665	Derivatives	CFH	149,960	(494,381)	(204,116)	132,973	703,109
Expense	4,698,104	(4,698,104)	Derivatives	ECO	913,597	(2,278,673)	60,640	-	-
Operational Hedge	(5,756,561)	5,756,561			1,063,557	(2,773,054)	(143,476)	132,973	703,109

Foreign currency cash	(3,083,637)	3,083,637	Derivatives	ECO	66,556	(414,234)	946,314	-	-
Local currency cash	1,520,000	(1,520,000)	Derivatives	ECO	161	(2,752)	(1,674)	-	-
Foreign currency debt	(547,444)	219,623	Derivatives	ECO	-	(1,319)	35,856	-	-
Local currency debt	(589,559)	589,559	Derivatives	FVH	6,364	(18,542)	(2,346)	-	-
Financial Hedge	(2,700,640)	2,372,819			73,081	(436,847)	978,150	-	-

Net Investment Hedge	2,625,154	(2,625,155)	Derivatives	NIH	165,952	(241,316)	73,619	-	(722,106)
As of March 31, 2015	(5,832,047)	5,504,225			1,302,590	(3,451,217)	908,293	132,973	(18,997)

					Fair Value (ii)		Gain / (Losses) (i)
Exposure	Risk (i)	Notional (i)	Instrument type	Hedge type	Asset	Liability	Financial results	Operational results	Equity

Cost	(8,702,702)	8,702,702	Derivatives	CFH	118,204	(438,309)	(267,870)	155,798	60,951
Expense	4,219,703	(4,219,703)	Derivatives	ECO	427,843	(893,726)	45,555	-	-
Operational Hedge	(4,482,999)	4,482,999			546,047	(1,332,035)	(222,315)	155,798	60,951

Foreign currency cash	(1,477,964)	1,477,964	Derivatives	ECO	113,835	(291,571)	(139,160)	-	-
Local currency cash	495,000	(495,000)	Derivatives	ECO	145	(1,642)	(673)	-	-
Foreign currency debt	(653,272)	276,991	Derivatives	ECO	-	(4,633)	(18,551)	-	-
Local currency debt	(300,000)	300,000	Derivatives	FVH	4,725	(18,424)	(46)	-	-
Financial Hedge	(1,936,236)	1,559,955			118,705	(316,270)	(158,430)	-	-

Net Investment Hedge	3,462,662	(3,462,662)	Derivatives	NIH	223,209	(290,735)	96,166	-	244,012
Total	(2,956,573)	2,580,292			887,961	(1,939,040)	(284,579)	155,798	304,963

(i)                   Recognized in income statement for the three-month period ended March 31, 2014.

(ii)                 Balance as of March 31, 2014.

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and periodically this strategy is revised.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	03/31/2015				12/31/2014
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.0%	839,643	7.2%	664,171	6.4%	832,133	5.1%	464,060
Working capital Brazilian Real	336.1%	12,974	336.1%	12,974	-	-	-	-
Working capital Argentina Peso	27.5%	181,876	27.5%	181,876	23.7%	98,906	23.7%	98,906
Dominican Peso	8.6%	17,982	8.6%	17,982	10.4%	60,096	10.4%	60,096
U.S. Dollar	2.5%	31,014	5.9%	13,468	3.9%	18,811	5.9%	12,600
Guatemala´s Quetzal	7.9%	9,728	7.9%	9,728	7.9%	8,113	7.9%	8,111
Interest rate pre-set		1,093,217		900,199		1,018,059		643,773

Brazilian Real	8.0%	1,246,314	9.6%	1,688,779	7.2%	1,162,634	8.7%	1,773,786
U.S. Dollar	2.2%	546,367	2.5%	296,920	1.9%	537,113	2.1%	300,247
Dominican Peso	-	-	-	-	9.1%	3,906	9.1%	3,906
Interest rate postfixed		1,792,681		1,985,699		1,703,653		2,077,939

Sensitivity analysis

The Company mitigates its risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after March 31, 2015 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2015.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2015.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Foreign currency decrease	(48,419)	(512,747)	(1,999,304)	(3,950,190)
Input purchase		48,419	512,747	1,999,304	3,950,190
Commodities hedge	Decrease on commodities price	(286,704)	(182,901)	(758,881)	(1,231,059)
Input purchase		286,704	182,901	758,881	1,231,059
Foreign exchange hedge	Foreign currency decrease	(9,299)	(26,453)	(101,032)	(192,765)
Capex purchase		9,299	26,453	101,032	192,765
Foreign exchange hedge	Foreign currency increase	(1,365,076)	(628,575)	(2,539,602)	(3,714,128)
Fiscal expense		1,365,076	628,575	2,539,602	3,714,128
Operational Hedge		(1,709,498)	(1,350,676)	(5,398,819)	(9,088,142)
Operational purchase		1,709,498	1,350,676	5,398,819	9,088,142
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(348,997)	(550,496)	(1,853,483)	(3,357,968)
Net debt		348,997	540,591	1,771,527	3,194,057
Interest rate hedge	Increase in tax interest	(14,769)	(27,372)	(443,006)	(417,895)
Interest expense		14,769	27,372	443,006	417,895
Financial Hedge		(363,766)	(577,868)	(2,296,489)	(3,775,863)
Net debt and interest		363,766	567,963	2,214,533	3,611,952
Net effect		-	(9,905)	(81,956)	(163,911)

Investment hedge	Foreign currency increase	(75,363)	(711,727)	(3,260,264)	(6,445,165)
Foreign investment		75,363	711,727	3,260,264	6,445,165
Net Investment hedge		(75,363)	(711,727)	(3,260,264)	(6,445,165)
Fiscal expense		75,363	711,727	3,260,264	6,445,165
Net effect		-	-	-	-

As of March 31, 2015 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2019	Total

Foreign currency	Future contracts	4,660,563	-	-	-	-	4.660.563
Foreign currency	Non Deliverable Forwards	2,696,472	217,506	-	-	-	2.913.978
Foreign currency	Deliverable Forwards	831,965	157,597	-	-	-	989.562
Commodity	Future contracts	393,296	234,175	-	-	-	627.471
Commodity	Swaps	1,101,377	161,714	-	-	-	1.263.091
Cost hedge		9.683.673	770.992	-	-	-	10,454,665
Foreign currency	Future contracts	(160)	-	-	-	-	(160)
Foreign currency	Swaps / Non Deliverable Forwards	(4,722,548)	24,604	-	-	-	(4.697.944)
Expense hedge		(4.722.708)	24.604	-	-	-	(4,698,104)
Foreign currency	Future contracts	4,188,992	-	-	-	-	4.188.992
Foreign currency	Swaps	251,986	-	-	-	-	251.986
Foreign currency	Non Deliverable Forwards	(1,611,026)	253,686	-	-	-	(1.357.340)
Foreign currency cash hedge		2.829.952	253.686	-	-	-	3,083,638
Interest rate	Future contracts	-	(370,000)	(400,000)	(400,000)	(350,000)	(1.520.000)
Local currency cash hedge		-	(370.000)	(400,000)	(400,000)	(350,000)	(1,520,000)
Foreign currency	Future contracts	219,623	-	-	-	-	219.623
Foreign currency debt hedge		219.623	-	-	-	-	219,623
Interest rate	Swaps	-	-	300,000	-	289,559	589.559
Local currency debt hedge		-	-	300,000	-	289,559	589,559
Foreign currency	Future contracts	(3,672,380)	-	-	-	-	(3.672.380)
Foreign currency	Non Deliverable Forwards	905,172	142,053	-	-	-	1.047.225
Net Investment Hedge		(2.767.208)	142.053	-	-	-	(2,625,155)
Total Derivatives		5.243.332	821,335	(100,000)	(400,000)	(60,441)	5,504,226

		Fair value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2019	Total

Foreign currency	Future contracts	(28,411)	-	-	-	-	(28,411)
Foreign currency	Non Deliverable Forwards	(89,983)	(345)	-	-	-	(90,328)
Foreign currency	Deliverable Forwards	59,367	1,654	-	-	-	61,021
Commodity	Future contracts	(114,061)	(41,111)	-	-	-	(155,172)
Commodity	Swaps	(129,824)	(1,708)	-	-	-	(131,532)
Cost hedge		(302,912)	(41,510)	-	-	-	(344,422)
Foreign currency	Future contracts	307	-	-	-	-	307
Foreign currency	Swaps / Non Deliverable Forwards	(1,375,999)	10,617	-	-	-	(1,365,383)
Expense hedge		(1,375,692)	10,617	-	-	-	(1,365,076)
Foreign currency	Future contracts	(25,483)	-	-	-	-	(25,483)
Foreign currency	Swaps	(56,637)	-	-	-	-	(56,637)
Foreign currency	Non Deliverable Forwards	(260,853)	(4,705)	-	-	-	(265,558)
Foreign currency cash hedge		(342,973)	(4,705)	-	-	-	(347,678)
Interest rate	Future contracts	-	(240)	(478)	(923)	(950)	(2,591)
Local currency cash hedge		-	(240)	(478)	(923)	(950)	(2,591)
Foreign currency	Future contracts	(1,319)	-	-	-	-	(1,319)
Foreign currency debt hedge		(1,319)	-	-	-	-	(1,319)
Interest rate	Swaps	-	-	(18,542)	-	6,364	(12,178)
Local currency debt hedge		-	-	(18,542)	-	6,364	(12,178)
Foreign currency	Future contracts	21,164	-	-	-	-	21,164
Foreign currency	Non Deliverable Forwards	(93,898)	(2,629)	-	-	-	(96,527)
Net Investment Hedge		(72,734)	(2,629)	-	-	-	(75,363)
Total Derivatives		(2,095,630)	(38,467)	(19,020)	(923)	5,414	(2,148,627)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2015, the Company held its main short-term investments with the following financial institutions Banco do Brasil, Bradesco, Caixa Econômica Federal, Citibank, ING, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander and Toronto Dominion Bank.. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of March 31, 2015. There was no concentration of credit risk with any counterparties as of March 31, 2015.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	03/31/2015
	Loans and receivables	Held-to-maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	6,974,585	-	-	-	-	6,974,585
Investment securities	-	84,416	1,033,758	-	-	1,118,174
Trade receivables and other assets excluding prepaid expenses	5,320,246	-	-	-	-	5,320,246
Financial instruments derivatives	-	-	980,314	322,276	-	1,302,590
Total	12,294,831	84,416	2,014,072	322,276	-	14,715,595

Financial liabilities
Trade payables and other liabilities	-	-	4,062,469	-	9,321,332	13,383,801
Financial instruments derivatives	-	-	2,696,978	754,238	-	3,451,216
Interest-bearning loans and borrowings	-	-	-	-	2,691,043	2,691,043
Total	-	-	6,759,447	754,238	12,012,375	19,526,060

	12/31/2014
	Loans and receivables	Held-to-maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	9,722,067	-	-	-	-	9,722,067
Investment securities	-	67,966	712,958	-	-	780,924
Trade receivables and other assets excluding prepaid expenses	5,257,006	-	-	-	-	5,257,006
Financial instruments derivatives	-	-	541,823	346,138	-	887,961
Total	14,979,073	67,966	1,254,781	346,138	-	16,647,958

Financial liabilities
Trade payables and other liabilities	-	-	3,289,778	-	9,182,651	12,472,429
Financial instruments derivatives	-	-	1,191,572	747,468	-	1,939,040
Interest-bearing loans and borrowings	-	-	-	-	2,622,623	2,622,623
Total	-	-	4,481,350	747,468	11,805,274	17,034,092

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	1,033,758	-	-	1,033,758	712,958	-	-	712,958
Derivatives assets at fair value through profit or loss	68,594	911,719	-	980,313	97,801	444,022	-	541,823
Derivatives - operational hedge	14,489	135,471	-	149,960	28,760	89,444	-	118,204
Derivatives - fair value hedge	-	6,364	-	6,364	-	4,725	-	4,725
Derivatives – net investment hedge	31,636	134,316	-	165,952	89,025	134,184	-	223,209
	1,148,477	1,187,870	-	2,336,347	928,544	672,375	-	1,600,919

	03/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	4,062,469	4,062,469	-	-	3,289,778	3,289,778
Derivatives liabilities at fair value through profit or loss	97,680	2,599,297	-	2,696,977	173,495	1,018,077	-	1,191,572
Derivatives - operational hedge	212,307	282,075	-	494,382	221,860	216,449	-	438,309
Derivatives - fair value hedge	-	18,542	-	18,542	-	18,424	-	18,424
Derivatives – net investment hedge	10,472	230,843	-	241,315	49,894	240,841	-	290,735
	320,459	3,130,757	4,062,469	7,513,685	445,249	1,493,791	3,289,778	5,228,818

(i) Refers to the put option in the subsidiary as described in Note 12 d (4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities as of December 31, 2014	3,289,778
Total gains and losses in the period	772,691
Losses recognized in net income	113,563
Losses recognized in other comprehensive income	659,128
Financial liabilities as of March 31, 2015	4,062,469

(i) The liability was recorded under “Other liabilities” on the balance sheet

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized cost at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$7,172 on March 31, 2015 (R$(12,554) on December, 31 2014), as presented in the table below:

	03/31/2015			12/31/2014
	Book value	Market value	Difference	Book value	Market value	Difference
International financing (other currencies)	329,629	329,629	-	369,134	369,134	-
FINEP - Local currency	86,525	86,525	-	86,503	86,503	-
BNDES - Local currency	1,529,440	1,529,440	-	1,444,796	1,444,796	-
BNDES - Foreign currency	249,446	249,446	-	236,683	236,683	-
Bond 2017	280,528	287,700	(7,172)	281,572	294,126	(12,554)
Fiscal incentives	189,458	189,458	-	181,898	181,898	-
Finance leasing - Foreign currency	26,018	26,018	-	22,038	22,038	-
Trade payables and other liabilities	9,321,332	9,321,332	-	9,182,651	9,182,651	-
	12,012,376	12,019,548	(7,172)	11,805,275	11,817,829	(12,554)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of March 31, 2015, being approximately 95.9% for Bond 2017 (98.04% as of December 31, 2014).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of March 31, 2015 the Company held R$875,417 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$698,145 on December 31, 2014).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2015	12/31/2014

Collateral given for own liabilities	1,415,547	1,223,963
Other commitments	619,675	497,873
	2,035,222	1,721,836

Commitments with suppliers	8,517,486	8,271,355
Commitments - Bond 2017	300,000	300,000
	8,817,486	8,571,355

As of March 31, 2015 the collateral provided for liabilities totaled approximately R$2,035,222, including R$540,281 of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as of March 31, 2015, R$875,417 in highly liquid financial investments or in cash (Note 19).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as of March 31, 2015 and December 31, 2014 are as follows:

	03/31/2015	12/31/2014

Less than 1 year	3,940,556	3,776,816
Between 1 and 2 years	2,585,919	2,555,578
More than 2 years	2,291,011	2,238,961
	8,817,486	8,571,355

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	03/31/2015	12/31/2014

PIS and COFINS	310,417	305,442
ICMS and IPI	6,558,123	5,648,753
IRPJ and CSLL	13,565,486	12,946,672
Labor	219,217	207,867
Civil	3,806,037	3,546,357
Others	1,732,311	1,668,220
	26,191,591	24,323,311

Main lawsuits with a likelihood of possible loss:

IPI Excise Tax

In January 2015, Ambev S.A. received a new Tax Assessment from the Brazilian Federal Tax Authorities relating to IPI excise tax supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending, in the amount of R$568 million (R$581 million as of March 31, 2015), classified as a possible loss. Ambev has not recorded any provision in connection therewith

Disallowance of Expenses and Deductible Losses

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$876 million as of 31 March 2015. Ambev has not recorded any provision in connection therewith.

There were no other changes in the other main processes with possible likelihood of loss classification as of March 31, 2015, compared to those presented in the financial statements as of December 31, 2014.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Board’s Meeting any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to the Company’s management members in key functions are as follows:

	03/31/2015	03/31/2014

Short-term benefits (i)	15,587	15,040
Share-based payments (ii)	8,121	14,122
Total key management remuneration	23,708	29,162

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 18) and the stock option plans, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's Shareholders’

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner”) is one of Ambev S.A.’s shareholders, and as of March 31, 2015 held 9.81% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2015 and December 31, 2014, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$51,094 in the period ended March 31, 2015 (R$46,181 as of March 31, 2014), of which R$45,394 (R$41,121 as of March 31, 2014) related to active employees and R$5,700 (R$5,060 as of March 31, 2014) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, in the amount R$ 4,522, maturing on January 2016.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$264 (R$300 as of March 31, 2014) and R$72,075 (R$56,466 as of March 31, 2014) as licensing income and expense, respectively.

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the company’s platform of e-commerce named “Partner Ambev”. The contract is for 2 years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

23. EVENTS AFTER THE REPORTING PERIOD

On April 17, 2015, CRBS S.A., a wholly owned subsidiary of Ambev S.A., closed a transaction in which Ambev S.A. became the indirect owner of 100% of the shares of the Colombian companies BOGOTA BEER COMPANY SAS (“BBC”) and CERVECERÍA BBC SAS (“Cerveceria BBC”), owners of one craft brewery in Tocancipá and 27 points of sales of craft beer.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer